Exhibit 99.1

Locafy Announces Preliminary Unaudited Revenue for the Financial Year Ended June 30, 2022

PERTH, AUSTRALIA (July 27, 2022) – Locafy Limited (NASDAQ: LCFY, LCFYW) (“Locafy” or “the Company”), a globally recognized software-as-a-service technology company specializing in local search engine marketing, today announced preliminary unaudited revenue for the financial year ended June 30, 2022 (“FY22”), and additional select unaudited performance metrics.

FY22 Preliminary Unaudited Financial Results:

●	Revenue is expected to be A$4.2m, an increase of approximately 92% compared to the financial year ended June 30, 2021.

●	Gross Profit is expected to increase by approximately 81% compared to the financial year ended June 30, 2021.

●	Rapidly growing distribution channel with 421% growth in Total Partners to 135 as at June 30, 2022. The size and caliber of these partners continues to improve as we demonstrate in-market performance of our local search solutions.

“The financial year ended June 30, 2022 was a transformational year for Locafy, which included our successful IPO on the Nasdaq on March 25, 2022,” said Gavin Burnett, CEO and Founder.

“Locafy enjoyed pleasing revenue growth of around 92% over the previous financial year, and the Locafy team is now focussed on achieving profitability in FY23 through a combination of cost management, profitable organic growth and profit-accretive acquisitions,” Mr Burnett said.

“This tremendous progress and our strong competitive position would not have been possible without the talent and determination of the entire Locafy team.”

Current Trading and Outlook

Monthly Recurring Revenue (MRR) for July 2022 is expected to be around $500,000 based on current contracts, an increase of approximately 110% compared to July 2021.

Mr Burnett commented, “The new financial year has started well and we expect the increasing momentum seen in the last financial year to continue. Our core values of growth, innovation and tenacity is keeping Locafy ahead of the competition.

We intend releasing our technology roadmap for FY 2023 in the near future, which will demonstrate our commitment to continued innovation to stay ahead of the pack and drive tangible benefits for our channel partners and customers.

We believe these upcoming releases will increase our competitive advantage in the local search market where we are rapidly establishing ourselves as leaders, benefiting our clients with their digital presence needs.”

Financial Disclosure Advisory

Locafy has not yet completed its reporting process for its financial year ended June 30, 2022. The preliminary results presented herein are approximate and based on its reasonable estimates and the information available to it at this time. As such, Locafy’s actual results may materially vary from the preliminary results presented herein and will not be finalized until Locafy reports its final results for its financial year ended June 30, 2022 after the completion of its normal financial-year-end accounting procedures, including the execution of its internal controls over financial reporting. In addition, any statements regarding Locafy’s estimated financial performance for the financial year ended 30 June, 2022 do not present all information necessary for an understanding of Locafy’s financial condition and results of operations as of and for the yearly period ended June 30, 2022.

Locafy Limited | Nasdaq: LCFY, LCFYW | ACN: 136 737 767

E: investor@locafy.com | W: www.locafy.com

246 Churchill Avenue, Subiaco WA 6008, Australia

Non-deal roadshow hosted by H.C. Wainwright & Co

Gavin Burnett, CEO & founder, and David Penner, CTO, will participate in a virtual non-deal roadshow (“NDR”) with H.C. Wainwright & Co on Wednesday, July 27, 2022 and Thursday July 28, 2022.

The Company’s NDR presentation materials can be accessed through the Investor Relations section of the Company’s website at https://investor.locafy.com.

About Locafy Limited

Founded in 2009, Locafy’s (NASDAQ: LCFY, LCFYW) mission is to revolutionize the US$700 billion SEO sector. We help businesses and brands increase search engine relevance and prominence in a specific proximity using a fast, easy, and automated approach.

For more information, visit www.locafy.com

Safe Harbor Statement

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “subject to”, “believe,” “anticipate,” “plan,” “expect,” “intend,” “estimate,” “project,” “may,” “will,” “should,” “would,” “could,” “can,” the negatives thereof, variations thereon and similar expressions, or by discussions of strategy, although not all forward-looking statements contain these words. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Locafy Limited | Nasdaq: LCFY, LCFYW | ACN: 136 737 767

E: investor@locafy.com | W: www.locafy.com

246 Churchill Avenue, Subiaco WA 6008, Australia

Contacts

Investors

Locafy Investor Relations

Locafy Limited

E: investor@locafy.com

To keep updated on Locafy’s news releases and SEC filings, please subscribe to email alerts at https://investor.locafy.com/email-alerts

Locafy Limited | Nasdaq: LCFY, LCFYW | ACN: 136 737 767

E: investor@locafy.com | W: www.locafy.com

246 Churchill Avenue, Subiaco WA 6008, Australia